99.3


                                Allied Domecq PLC

Allied Domecq PLC will be announcing its preliminary results for the year ended 31 August 2002 on Tuesday 29 October 2002.

ENDS


Media Enquiries:    Jane Mussared, Allied Domecq PLC - 0117 978 8255

Investor Enquiries:    Peter Durman, Allied Domecq PLC - 0117 978 5753